1 Fountain Square
Chattanooga, TN 37402
www.unum.com

May 13, 2015
Via EDGAR
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Unum Group (the Company)
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 25, 2015
File No. 1-11294
Dear Mr. Rosenberg:
In response to your letter dated April 15, 2015, we are providing the following information as requested, in corresponding order to the numbered items in the aforementioned letter (repeated for your convenience).

Note 2 – Fair Value of Financial Instruments, page 108

1.
Refer to your disclosure of fixed maturity securities herein and in Note 3. It is unclear to us why further disaggregation of your fixed maturity securities is not warranted. Please provide us analyses under ASC 320-10-50-1B and ASC 820-10-50-2B supporting your determination of “major security types” and “classes” of securities that you present. In this regard, tell us your basis for the disaggregation of fixed maturity securities by industry classification in the table on page 75 under “Investments.”

Company Response:

As a financial institution, we follow the guidance to which you refer in Item 1, as well as the additional guidance provided in ASC 942-320-50-2 for insurance entities, in determining the major security types presented in our Note 2 and Note 3 disclosures. Specifically as to your question on disaggregation of fixed maturity securities, we believe the major security types we disclose comply with the guidance in ASC 942-320-50-2 as well as the guidance regarding disaggregation based on the nature and risks of the security, as required by ASC 320-10-50-1B.

In making the determination of whether we should further separate a particular security type into greater detail, we consider the five factors in ASC 320-10-50-1B, namely business sector, vintage, geographic concentration, credit quality, and economic characteristic as well as those listed in ASC 820-10-50-2B, namely the nature, characteristics, and risks as well as the level of the fair value hierarchy.

Mr. Jim B. Rosenberg
May 13, 2015

•
Specifically as regards shared activity or business sector risk, we do not believe we have a concentration risk within any of our major security types, other than Public Utilities within the general category of Corporate Debt Securities, that is material or meaningfully different enough to warrant separate disclosure. We chose to further expand on the security types listed in ASC 942-320-50-2 by including Public Utilities as an additional security type for disclosure rather than aggregating it with the general category of Corporate Debt Securities. We did so because this security type represents the largest class of securities we hold within the general category of corporate debt securities, as listed in ASC 942-320-50-2e, and also represents a highly regulated industry sector which we believe somewhat differentiates these securities from other of our corporate debt securities regarding business sector and economic characteristics.

•
Regarding vintage risk, we believe this risk could only be a consideration for our Mortgage/Asset-Backed Securities, which at December 31, 2014 had an average life of 4.85 years. However, because the majority of our Mortgage/Asset-Backed Securities were issued by government sponsored entities such as Fannie Mae or Freddie Mac, the risk of default is negligible, and we do not believe further disaggregation by vintage year would be meaningful. We only hold an immaterial amount of non-agency mortgage-backed securities.

•
Regarding risk due to geographic concentration, the potential exposure within our fixed maturity securities portfolio that we have to this risk category is primarily within States, Municipalities, and Political Subdivisions and Foreign Governments. We do not have significant concentrations of risk within either of these security types, as we adhere to our investment policy which stipulates diversification across both industry and geographic lines. We also do not have material geographic concentration risk within any of the packaged loans held in our Mortgage/Asset-Backed Securities.

•
Regarding credit quality risk, the weighted average credit quality rating of our portfolio as stipulated by our investment policy must be Baa1 or higher. At December 31, 2014, the weighted average credit quality rating of our fixed maturity securities was A3 on an amortized cost basis, with 48 percent rated A or higher, 43 percent rated Baa, and the remaining 9 percent rated below-investment-grade. Our investment policy allows for a maximum of 10 percent of our total portfolio to be invested in below-investment-grade fixed maturity securities.

•
Regarding economic characteristics, we believe the security types we present satisfy the guidance regarding economic characteristics in that the security types provided in ASC 942-320-50-2 are aggregated into groupings that generally have similar risk and economic characteristics. The economic characteristics of securities within each of our major security types disclosed are generally consistent but may vary by reporting period as these characteristics are at times impacted by the overall economy, and when that occurs, we disclose additional information in our Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Regarding the disclosure of fixed maturity securities by industry classification on page 75, we provide that information to give the users of our financial statements additional information concerning the types of industries in which we are investing. We believe this information provides more transparency for analysts and investors, but we do not believe this level of detail is required in our Notes to Financial Statements per the guidance of ASC 942-320-50-2. Additionally, in an effort to make our disclosures more effective for analysts and investors, where we believe it is appropriate we avoid presenting duplicate information within the different sections of our filings unless required to do so.

Mr. Jim B. Rosenberg
May 13, 2015

Note 2 – Fair Value of Financial Instruments, page 108

2.
Refer to your discussion of valuation techniques used to fair value your fixed maturity securities on pages 109 and 110. Please provide us, for each “class” (see comment 1 above) of Level 2 and Level 3 fixed maturity securities, the valuation techniques(s) and inputs used in your fair value measurement. Refer to ASC 820-10-50-2bbb.

We believe the key value of the fair value measurement disclosure is to inform the reader of financial statements of the inputs used in valuing securities. Our fixed maturity securities in general do not have complex structures that would impact the availability of observable inputs. This lack of complexity allows us to value the majority (84.7 percent at December 31, 2014) of our securities by using active trade data from TRACE, broker market maker prices, or pricing services. These securities are classified as Level 1, if there was recent market activity in that specific security, or as Level 2. We do not believe that disclosing further disaggregation would benefit the readers of our financial statements given that the valuation techniques are generally consistent and that the inputs used for the majority of the portfolio are derived from active trade data, broker market maker prices, or pricing services. At December 31, 2014, of the remaining 15.3 percent of our fixed maturity securities that were valued using other inputs, 10.9 percent were classified as Level 2 and 4.4 percent were classified as Level 3.

The data provided as follows shows the hierarchy of inputs that may be used in valuing each class of securities at any given time period. Actual inputs used will vary for each reporting period, depending on the availability of inputs which may at times be affected by the lack of market liquidity.

Mr. Jim B. Rosenberg
May 13, 2015

Instrument	Level 2	Level 3
	Observable Inputs	Unobservable Inputs
United States Government and Government Agencies and Authorities

Valuation Techniques	Principally the market approach	Not applicable

Key Inputs	- Prices obtained from external pricing services
States, Municipalities, and Political Subdivisions
Valuation Techniques	Principally the market approach	Principally the market approach

Key Inputs	- Prices obtained from external pricing services	- Analysis of similar bonds, adjusted for comparability
	- Relevant reports issued by analysts and rating agencies	- Non-binding broker quotes
	- Audited financial statements	- Security and issuer level spreads
Foreign Governments
Valuation Techniques	Principally the market approach	Principally the market approach

Key Inputs	- Prices obtained from external pricing services	- Analysis of similar bonds, adjusted for comparability
	- Non-binding broker quotes	- Non-binding broker quotes
	- Call provisions	- Security and issuer level spreads
Public Utilities
Valuation Techniques	Principally the market and income approaches	Principally the market and income approaches

Key Inputs	- Trade Reporting and Compliance Engine (TRACE) pricing	- Change in benchmark reference
	- Prices obtained from external pricing services	- Analysis of similar bonds, adjusted for comparability
	- Non-binding broker quotes	- Discount for size - illiquidity
	- Benchmark yields	- Non-binding broker quotes
	- Transactional data for new issuances and secondary trades	- Lack of marketability
	- Security cash flows and structures	- Security and issuer level spreads
	- Recent issuance / supply	- Volatility of credit
- Security and issuer level spreads
- Security creditor ratings/maturity/capital structure/optionality
- Public covenants
- Comparative bond analysis
- Relevant reports issued by analysts and rating agencies
- Audited financial statements
Mortgage/Asset-Backed Securities
Valuation Techniques	Principally the market and income approaches	Principally the market approach

Key Inputs	- Prices obtained from external pricing services	- Analysis of similar bonds, adjusted for comparability
	- Non-binding broker quotes	- Non-binding broker quotes
	- Security cash flows and structures	- Security and issuer level spreads
- Underlying collateral
- Prepayment speeds/loan performance/delinquencies
- Relevant reports issued by analysts and rating agencies
- Audited financial statements
All Other Corporate Bonds
Valuation Techniques	Principally the market and income approaches	Principally the market and income approaches

Key Inputs	- Trade Reporting and Compliance Engine (TRACE) pricing	- Change in benchmark reference
	- Prices obtained from external pricing services	- Analysis of similar bonds, adjusted for comparability
	- Non-binding broker quotes	- Discount for size - illiquidity
	- Benchmark yields	- Non-binding broker quotes
	- Transactional data for new issuances and secondary trades	- Lack of marketability
	- Security cash flows and structures	- Security and issuer level spreads
	- Recent issuance / supply	- Volatility of credit
- Security and issuer level spreads
- Security creditor ratings/maturity/capital structure/optionality
- Public covenants
- Comparative bond analysis
- Relevant reports issued by analysts and rating agencies
- Audited financial statements
Redeemable Preferred Stocks
Valuation Techniques:	Principally the market approach	Principally the market approach

Key Inputs:	- Non-binding broker quotes	- Non-binding broker quotes
- Benchmark yields
- Comparative bond analysis
- Call provisions
- Relevant reports issued by analysts and rating agencies
- Audited financial statements

Mr. Jim B. Rosenberg
May 13, 2015

Acknowledgement:

As requested in your April 15 letter, we acknowledge the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at 423.294.1373 if you have any questions.

Very truly yours,
/s/ Vicki W. Corbett
Vicki W. Corbett
Senior Vice President, Controller

cc:	Richard P. McKenney
John F. McGarry
Lisa G. Iglesias